UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-16496

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constar, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constar International Inc.

One Crown Way

Philadelphia, PA 19154

Constar, Inc. 401(k) Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and the Plan Administrator of Constar, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Constar, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Constar, Inc. 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC
Philadelphia, Pennsylvania
June 25, 2009

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value	$36,125,207	$49,297,620

Receivables:
Employer’s contributions	17,678	—
Participants’ contributions	26,786	—

	44,464	—

Total assets	36,169,671	49,297,620

Liabilities	—	—

Net assets available for benefits at fair value	36,169,671	49,297,620

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	810,726	43,135

Net assets available for benefits	$36,980,397	$49,340,755

See accompanying Notes to Financial Statements.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007
(Reductions) additions to net assets:
Investment (loss) income:
Interest and dividend income	$461,361	$466,232
Interest income - participant loans	163,835	150,746
Net (depreciation) appreciation in fair value of investments	(11,548,777)	1,777,077

Total investment (loss) income	(10,923,581)	2,394,055

Contributions:
Employer	1,968,142	1,693,494
Participant	3,355,838	3,282,252
Rollover	93,187	137,786

Total contributions	5,417,167	5,113,532

Total (reductions) additions	(5,506,414)	7,507,587

Deductions from net assets:
Benefits paid to participants	6,835,853	3,194,422
Administrative expenses	18,091	15,975

Total deductions	6,853,944	3,210,397

Net (decrease) increase in net assets	(12,360,358)	4,297,190

Net assets available for benefits:
Beginning of year	49,340,755	45,043,565

End of year	$36,980,397	$49,340,755

See accompanying Notes to Financial Statements.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan

The following description of the Constar, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Prior to its initial public offering (the “IPO”) on November 20, 2002, Constar International Inc. (the “Company” or “Constar”) had operated as a wholly owned subsidiary of Crown Cork & Seal Company, Inc. As a result of the IPO, participant accounts of Constar employees were transferred into the Plan from Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan and Crown Cork & Seal Company, Inc. (“Crown”) Retirement Thrift Plan effective November 21, 2002.

General

The Plan is a defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of the Company may save regularly through compensation deferrals, savings contributions, and through Company matching contributions. Compensation is generally defined as salary, wages, overtime payments, bonuses, commissions, vacation pay, and sick pay. Generally, full-time employees are eligible to participate in the Plan on the first day of the month following completion of 30 days of employment. Part-time employees are generally eligible to participate as of the first day of the month following the completion of a 12 consecutive month period during which the employee is credited with 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and certain provisions of the Internal Revenue Code (the “IRC”).

Contributions

There are several components to the contribution structure of the Plan: a participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a Company matching contribution component. The compensation deferral 401(k) component of the Plan allows pre-tax employee contributions of 2% to 100% of annual compensation. Pre-tax contribution amounts are subject to certain limitations. The catch-up contribution component allows for catch-up contributions to be made in accordance with section 414(v) of the IRC by eligible employees who have attained age 50 before the close of the Plan year. The savings contributions component allows after-tax employee contributions of 1% to 5% of annual compensation. The Company makes matching contributions equal to 100% of the employee’s compensation deferral contribution, up to the first 3% and 50% of the employee’s compensation deferral contribution for the next 3% of the compensation contributed by the employee, as described in the provisions of the Plan. In no event may the total of participant compensation deferral 401(k) component, catch-up contribution component, savings contribution component, and a Company matching contribution component, exceed the lesser of $46,000 or 100% of a participant’s compensation, as defined in Treasury Regulation Section 1.415-2(d), for any participant in a calendar year, subject to certain cost-of-living adjustments. Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the participant’s allocation of the Company’s contribution, as described above. Plan earnings, after expenses, are allocated to the participant’s account based on participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately vested in Company matching contributions made on or after April 1, 2007 plus actual earnings thereon. Vesting in Company matching contributions made prior to April 1, 2007 plus actual earnings thereon is based on years of continuous service. Generally, a participant is 100% vested in Company matching contributions made prior to April 1, 2007 after four years of credited service.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on loans outstanding as of December 31, 2008 range from 4.25% to 10.5%. Principal and interest is paid ratably through payroll deductions. Generally, a participant may not have more than one outstanding loan at any one time.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or rollover the vested balance into a specified qualifying account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in cash, with the exception of company stock which is paid in cash or company stock.

Forfeited Accounts

When certain terminations of participation in the plan occur, any non-vested portion of the participant account, as defined, represents a forfeiture. Forfeitures may be used to reduce future Company contributions. Forfeitures of $25,422 and $36,970 reduced Company contributions in 2008 and 2007, respectively. Forfeited non-vested amounts available for use totaled $374 and $-0- at December 31, 2008 and 2007, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions made prior to April 1, 2007.

2.	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied to U.S GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. As of January 1, 2008, the Plan has adopted SFAS 157. The impact of adoption SFAS 157 on the Plan’s net assets available for benefits and changes in net assets available for benefits was not material. (See Note 5 for additional information).

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure certain financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 had no impact on the Plan’s net assets available for benefits and changes in net assets available for benefits.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

3.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.

The Plan’s investments include the Wells Fargo Stable Return Fund N4 (the “Fund”), formerly Stable Return Fund N, a stable value fund that is a common/collective trust fund. The fund may invest in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and a return of fully accrued contract value at maturity. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

4.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2008	2007
Wells Fargo Stable Return Fund N4 (formerly Fund N)*	$15,323,392	$14,292,184
Wells Fargo Advantage Index Fund	3,883,249	7,467,193
Wells Fargo Advantage Total Return	2,595,239	—
Van Kampen Equity Income Fund	2,528,982	3,779,064
Crown Cork & Seal Company, Inc. Stock Fund	2,384,289	3,515,822
Participant Loans	1,947,914	—
American Europacific Growth Fund	—	3,490,049
Baron Small Cap Fund	—	2,737,880

*	The Wells Fargo Stable Return Fund N4 is a fully benefit-responsive contract. Consequently, the value presented above represents the contract value of the Plan’s investment.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31,
	2008	2007
Common/collective trust fund	$631,543	$608,802
Mutual funds	(9,476,029)	1,132,267
Common stock	(2,704,291)	36,008

Net (depreciation) appreciation in fair value of investments	$(11,548,777)	$1,777,077

5.	Fair Value Measurements

SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding fair value measurements. Fair value is defined under SFAS No. 157 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. The Plan has adopted the provisions of SFAS No. 157 as of January 1, 2008.

Valuation techniques used to measure fair value under SFAS No. 157 maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1—Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2—Inputs include directly or indirectly observable inputs, other than Level 1 inputs, such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets, and other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—Inputs are unobservable inputs that are used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the asset or liability or related observable inputs that can be corroborated at the measurement date. Measurements of non-exchange traded derivative contract assets and liabilities are primarily based on valuation models, discounted cash flow models or other valuation techniques that are believed to be used by market participants. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing an asset or liability.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

The common collective trust is valued based upon the unit value of such collective trust fund held by the Plan at year end. The unit value is based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means.

Mutual funds are valued at net asset value (NAV) of shares held by the Plan at year end.

The Company and Crown stock funds are valued at their year-end unit closing price (comprised of year-end market price plus un-invested cash position).

Participant loans are valued at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Common/collective trust fund	$—	$14,512,666	$—	$14,512,666
Mutual funds	17,228,626	—	—	17,228,626
Common stock	2,436,001	—	—	2,436,001
Participant loans	—	—	1,947,914	1,947,914

	$19,664,627	$14,512,666	$1,947,914	$36,125,207

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

Participant Loans
Balance at December 31, 2007	$2,153,341
Purchases, issuances, and settlements, net	(205,427)

Balance at December 31, 2008	$1,947,914

6.	Related Party Transactions

Certain plan investments are shares of mutual funds managed by affiliates of Wells Fargo Bank, N.A. (the “trustee”). The Plan also invests in shares of the Company’s stock through the Constar International Inc. Stock Fund and shares of Crown stock through the Crown Cork & Seal Company, Inc. Stock Fund. The plan also issues loans to participants which are secured by balances in the participants’ accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.	Plan Expenses

All recordkeeping expenses for the administration of the Plan are paid by the participants and certain miscellaneous fees are paid by the Company.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

8.	Tax Status

The Internal Revenue Service determined and informed the Company by letter dated April 17, 2003 that the Plan was qualified under Section 401(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.	Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to various risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially impact participants’ account balances and the amounts reported in the financial statements. At December 31, 2008 and 2007, 0.1% and 2.6%, respectively, of the Plans net assets were invested in the common stock of the Company.

10.	Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2008 and 2007:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$36,980,397	$49,340,755
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(810,726)	(43,135)

Net assets available for benefits per Form 5500	$36,169,671	$49,297,620

Net (decrease) increase in net assets per the financial statements	$(12,360,358)	$4,297,190
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(767,591)	139,692

Net (loss) income per Form 5500	$(13,127,949)	$4,436,882

11.	Plan Amendments

Effective April 3, 2008, additional participant or employer contributions to the Constar International Inc. Stock Fund were no longer allowed by order of the 10th amendment. The amendment also did not allow the transfer of any portion of a participant’s interest from any other fund into the Constar International Inc. Stock Fund.

In December 2006, the Administrative Committee of the Constar, Inc. 401(k) Retirement Savings Plan elected to change the Plan to a safe-harbor Plan effective January 1, 2008. As such, the plan will no longer be required to conduct certain non-discrimination tests. Company matching contributions and vesting rules were amended, effective April 1, 2007 to comply with safe-harbor regulations.

CONSTAR, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

12.	Subsequent Event

On December 30, 2008 (the “Petition Date”), Constar and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On May 14, 2009, the Bankruptcy Court entered an order confirming Constar’s emergence from Chapter 11 in accordance with the Plan of Reorganization for Constar and its affiliated debtors. Constar emerged from Chapter 11 on May 29, 2009. Pursuant to the Plan of Reorganization, holders of the Company’s existing Common Stock did not receive any distribution under the Plan and their shares were cancelled on the effective date of the Plan.

CONSTAR, INC.	Schedule I

401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

As of December 31, 2008

Constar, Inc., EIN 58-0680950 Plan Number: 001

Form 5500, Schedule H, Line 4i:

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current Value
*	Wells Fargo	Wells Fargo Stable Return Fund N4	Common/Collective Trust	$14,512,666
*	Crown Cork & Seal Company, Inc.	Crown Cork & Seal Company, Inc. Stock Fund	Common Stock Fund	2,384,289
*	Constar International, Inc.	Constar International Inc. Stock Fund	Common Stock Fund	51,712
*	Wells Fargo	Wells Fargo Advantage Index Fund	Mutual Fund	3,883,249
*	Wells Fargo	Wells Fargo Advantage Total Return	Mutual Fund	2,595,239
	Van Kampen	Van Kampen Equity Income Fund	Mutual Fund	2,528,982
	American Funds	American Europacific Growth Fund	Mutual Fund	1,470,453
	Baron	Baron Small Cap Fund	Mutual Fund	1,372,578
	Dodge & Cox	Dodge & Cox Stock Fund	Mutual Fund	1,164,384
	Goldman Sachs	Goldman Sachs Mid-cap Value Fund	Mutual Fund	1,100,798
*	Wells Fargo	Wells Fargo Advantage Discovery Fund	Mutual Fund	860,529
	T. Rowe Price	T. Rowe Price Growth Stock Fund	Mutual Fund	692,332
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2030	Mutual Fund	300,512
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2020	Mutual Fund	282,652
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2010	Mutual Fund	278,597
*	Wells Fargo	Wells Fargo Advantage Small Company Value Fund	Mutual Fund	258,295
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target Today	Mutual Fund	223,580
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2040	Mutual Fund	196,113
*	Wells Fargo	Wells Fargo Advantage Dow Jones Target 2050	Mutual Fund	20,333
*	Participant loans	Annual interest rates from 4.25% to 10.5%		1,947,914

				$36,125,207

*	Party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

CONSTAR, INC. 401 (K) RETIREMENT SAVINGS PLAN

By:	/s/ Walter S. Sobon
Walter S. Sobon
Executive Vice President and Chief Financial Officer, Constar, Inc. Member of 401(k) Retirement Savings Plan Administrative Committee

Date: June 25, 2009

INDEX TO EXHIBITS

Exhibit Number
23.1	Consent of Independent Registered Public Accounting Firm